SUPPLEMENTED PROSPECTUS                        Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated June 2, 1998)                   Registration No. 333-53147

                               4,920,509 Shares

                            TRANSMEDIA NETWORK INC.

                                 Common Stock

                          ---------------------------


     This Prospectus relates to the offer and sale of up to 4,920,509 shares of Common Stock, par value $.02 per share, of Transmedia Network Inc. All of the Common Stock offered hereby may be sold from time to time by and for the accounts of the selling stockholders named in this Prospectus (the "Selling Stockholders"). See "Selling Stockholders". The Company will receive none of the proceeds from such sales. The Company will pay all expenses in connection with this registration, other than the fees, discounts or commissions of any broker or dealer that participates in the distribution of the Common Stock offered hereby.

     The Selling Stockholders and any brokers or dealers that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), and any commission or profit on the resale of shares received by such brokers or dealers may be deemed to be underwriting commissions and discounts under the 1933 Act. Upon the Company's being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, disclosing among other things the names of such broker or dealer, the number of shares involved, the price at which such shares are being sold and the commissions payable or the discounts or concessions allowable to such broker or dealer.

     The Common Stock is listed on the New York Stock Exchange (Symbol: TMN). On September 14 , 1998, the last reported sale price of the Common Stock as quoted on the New York Stock Exchange was $3.9375 per share.

                          ---------------------------


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                              September 15, 1998

     No person has been authorized to give any information or to make any representation other than those contained in, or incorporated by reference into, this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities by anyone, in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any state, or in which the person making such offer or a solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information herein or the affairs of the Company since the date hereof.

                             AVAILABLE INFORMATION

     A registration statement on Form S-3 in respect of the Common Stock offered by this Prospectus (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, under the 1933 Act. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Accordingly, additional information concerning the Company and such securities can be found in the Registration Statement, including various exhibits thereto, which may be inspected at the Public Reference Section of the Commission.

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Commission. Reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected and copied, at prescribed rates, during normal business hours at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Miami Regional Office, 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding reporting companies under the 1934 Act at http://www.sec.gov.

     The Common Stock is listed on the New York Stock Exchange. Copies of the Company's reports, proxy and information statements and other information can also be inspected at the New York Stock Exchange.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents are incorporated by reference into this
Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (filed with the Commission on December 16, 1997), as amended by Form 10-K/A1 (filed with the Commission on January 28, 1998) and by Form 10-K/A2 (filed with the Commission on February 10, 1998);

         2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarter ended December 31, 1997 (filed with the Commission on February 13, 1998), for the fiscal quarter ended March 31, 1998 (filed with the Commission on May 15, 1998) and for the fiscal quarter ended June 30, 1998 (filed with the Commission on August 14, 1998);

         3. The Company's Current Reports on Form 8-K dated November 6, 1997 (filed with the Commission on November 17, 1997), dated December 29, 1997 (filed with the Commission on January 12, 1998), dated March 3, 1998 (filed with the Commission on March 17, 1998) and dated August 6, 1998 (filed with the Commission on August 21, 1998); and

         4. The description of the Company's Common Stock registered under the 1934 Act contained in the Company's Registration Statement on Form 8-A (filed with the Commission on June 4, 1995).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Transmedia Network Inc., 11900 Biscayne Boulevard, North Miami, Florida 33181, telephone: (305) 892-3306, Attention: Secretary.

                                  THE COMPANY

     Transmedia Network Inc. (the "Company") is a marketing company that selectively issues the TRANSMEDIA(R) Card which is designed to provide its members with a convenient way to save on the purchase of quality products and services. Individual and business members accrue savings from a menu of purchase options, the benefits of which may be utilized in a variety of ways. Initially created to provide the membership with savings at restaurants, the program has been expanded to include hotels and resorts, travel and a host of other leisure time activities. Additionally, the Company offers access to discount long distance telephone service and discount programs for the purchase of merchandise from selected retailers.

     The Company's operations are transaction driven. Through the advance purchase at wholesale of "rights-to- receive" from merchants by its sales force, the Company is able to resell the credits to its cardmembers at savings from retail prices. The Company earns additional commission income by offering its growing value-and savings-oriented membership with an array of other goods and services. In addition, merchants enjoy the ability of analyzing results from the co-marketing programs.

     The Company has recently introduced Transmedia Travel, an exclusive cardmember booking service, through an affiliation with a major travel agency. Cardmembers may now book various prepaid packaged vacations such as cruises, tours, all-inclusive resorts, charter vacations and sports holidays and earn dining credits (redeemable through use of the Transmedia Card) equal to 10% of the cost of the vacation.

     The Company derives income from franchising and licensing. The Transmedia Card and related proprietary rights and know-how, including rights to solicit restaurants, hotels, resorts and motels and acquire food, beverage and lodging credits, in the United States. The Company also receives revenue from licensing The Transmedia Card and related proprietary rights and know-how outside the United States.

     The Company's principal executive offices are located at 11900 Biscayne Boulevard, North Miami, Florida 33181 and its telephone number is (305) 892-3300.

                                   PROCEEDS

     The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

                             SELLING STOCKHOLDERS

     An aggregate of 4,920,509 shares of Common Stock may be offered and sold pursuant to this Prospectus. Of the total shares offered hereby, an aggregate of 3,700,000 shares of Common Stock (including 1,200,000 shares underlying warrants to purchase Common Stock) were acquired directly from the Company in connection with the investment by EGI-Transmedia Investors, L.L.C. ("EGI"), Samstock, L.L.C. ("Samstock") and Halmostock Limited Partnership ("Halmostock"). EGI, Samstock and Halmostock are parties to agreements which affect the voting of these shares. Those agreements are exhibits to the Company's Current Report on Form 8-K and filed with the Commission on March 17, 1998 (the "8-K"). Subsequently, on March 3, 1998, Robert M. Steiner, as trustee under declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust, purchased from Samstock and Halmostock an aggregate of 69,560 shares of Common Stock (including 22,560 shares of Common Stock which may be acquired upon the exercise of outstanding warrants). An additional 170,000 shares (the "E.A.T. Shares") of the Common Stock which may be offered and sold hereunder were originally acquired from the Company by East American Trading Company ("E.A.T.") pursuant to an agreement dated December 15, 1997 relating to the repurchase by the Company of a franchise in South Carolina and North Carolina. The E.A.T. Shares have subsequently been distributed by E.A.T. to its stockholders and, accordingly, these persons are identified in the table below as stockholders of the Company who may offer or sell their shares. The remaining 1,050,509 shares of Common Stock which may be offered and sold hereunder are beneficially owned by Melvin Chasen and Iris Chasen (the "Chasens"). Pursuant to an Amended and Restated Agreement Among Stockholders (the "Stockholders Agreement"), dated as of March 3, 1998, among Samstock, EGI, the Company and the Chasens, the Chasens granted Samstock and EGI a proxy to vote their shares, a right of first refusal on public or private sales of their shares, and an arrangement to sell their shares in the event of certain sales by Samstock and EGI, subject to certain conditions. The Stockholders Agreement is an exhibit to the 8-K.

     The following table shows as to each Selling Stockholder (i) the number and percentage of shares of the outstanding Common Stock of the Company owned as of September 14, 1998; (ii) the number of such shares which may be sold for the account of each Selling Stockholder; and (iii) the number and percentage of such shares that will be owned by each Selling Stockholder assuming the sale of all shares offered hereby. The percentages set forth are based upon 12,879,456 shares of Common Stock outstanding as of August 14, 1998.


                                                      Shares Owned            Shares Which               Shares Owned
                                                       Before Sale            May be Sold                 After Sale
                                             ----------------------------   ---------------      -------------------------
     Selling Stockholder                          Number       Percent          Number            Number           Percent
---------------------------------------      ------------    ------------   ---------------      -------         ---------
EGI-Transmedia Investors, L.L.C.               476,647(1)        3.7%           476,647                0                 *
Samstock, L.L.C.                             2,641,261(2)       20.5%         2,641,261                0                 *
Halmostock Limited Partnership                 592,715(3)        4.6%           512,532           90,000                 *
Robert M. Steiner, as trustee under the         69,560(4)         *              69,560                0                 *
  Robert M. Steiner Revocable Trust
Brandon Advertising & Sales Profit                  2,400         *               2,400                0                 *
  Sharing Plan
Brandon, Cecil                                      2,400         *               2,400                0                 *
Carl G. McCraw, Jr. & Co.                          12,450         *              12,450                0                 *
Collins, John Scott                                16,200         *               7,400            8,800                 *
Craig, Jack E.                                     12,000         *              12,000                0                 *
Evans, Donald O.                                    2,400         *               2,400                0                 *


                                                      Shares Owned            Shares Which               Shares Owned
                                                       Before Sale            May be Sold                 After Sale
                                             ----------------------------   ---------------      -------------------------
     Selling Stockholder                          Number       Percent          Number            Number           Percent
---------------------------------------      ------------    ------------   ---------------      -------         ---------
Fonville & Co.                                     12,000       *                  12,000             0             *
Hand, Max R.                                       10,000       *                   4,800         5,200             *
Hinrichs, Ivan C.                                   7,200       *                   7,200             0             *
Keeter, Thomas E. III                               1,200       *                   1,200             0             *
McCraw, Carl G. Jr.                                26,650       *                  26,650             0             *
McCraw, George-Anne                                31,000       *                  31,000             0             *
McNabb, Michael A.                                  1,250       *                   1,250             0             *
Moser, Dr. Edgar S. Jr.                             4,800       *                   4,800             0             *
Neal, William W.                                    4,800       *                   4,800             0             *
Nickels, Henry Jr.                                  4,800       *                   2,400         2,400             *
Parham, Lewis H.                                    4,800       *                   4,800             0             *
Propst, Raymond E.                                  1,200       *                   1,200             0             *
Shelby Children's Clinic P.A. Profit                2,400       *                   2,400             0             *
  Sharing Plan
Shipley, William H.                                 1,250       *                   1,250             0             *
Thorne, James A.                                    4,800       *                   4,800             0             *
Wann, Valerie M.                                    1,200       *                   1,200             0             *
Wardlaw, Craig M.                                   7,200       *                   7,200             0             *
Craig M. Wardlaw, Trustee-Helen C.                 12,000       *                  12,000             0             *
  Wardlaw Revocable Trust Dated 9/19/89
Melvin and Iris Chasen                          1,050,509(5)   8.2%             1,050,509             0             *

---------------------------
*  Represents less than one percent.

(1) Includes 154,588 shares of Common Stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share, and $8.00 per share, which warrants expire on March 3, 2003.

(2) Includes 856,625 shares of Common Stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share, and $8.00 per share, which warrants expire on March 3, 2003.

(3) Includes 166,227 shares of Common Stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share, and $8.00 per share, which warrants expire on March 3, 2003.

(4) Includes 22,560 shares of Common Stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share, and $8.00 per share, which warrants expire on March 3, 2003.

(5) Includes (i) 605,131 shares of Common Stock held by Melvin Chasen, (ii) 200,778 shares of Common Stock held by Iris Chasen, and (iii) 244,600 shares of Common Stock held by a family partnership jointly controlled by Melvin Chasen and Iris Chasen.

     Over the past three years, East American Trading has been a franchisee of the Company in the States of North Carolina, South Carolina, Georgia and a portion of Tennessee. Prior to its acquisition by the Company, East American Trading Company paid royalties to the Company under the terms of a franchise agreement.

     F. Philip Handy and Rod F. Dammeyer, who are managing directors of Equity Group Investments, Inc., an affiliate of each of EGI-Transmedia Investors, L.L.C. and Samstock, L.L.C., are, respectively, the Chairman of the Board of Directors and a director of the Company.

     On February 11, 1998, the Company entered into a letter agreement with Reunion Group, Inc. ("Reunion"), an affiliate of Halmostock Limited Partnership pursuant to which Reunion will provide consulting services to the Company. On July 16, 1998, the Company entered into a letter of intent with Reunion to acquire substantially all of the assets of Reunion for 950,000 shares of Common Stock and the assumption of certain indebtedness.

                             PLAN OF DISTRIBUTION

     Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on the New York Stock Exchange, in the over-the-counter market, or on another national securities exchange (any of which may involve crosses and block transactions), or in privately negotiated transactions or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the 1933 Act or Rule 144 promulgated thereunder may be sold thereunder rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, a broker or dealer engaged by a Selling Stockholder may arrange for other brokers or dealers to participate in the sale.

     In connection with distributions of the Shares or otherwise, a Selling Stockholder may enter into hedging transactions with a broker-dealer. In connection with such a transaction, a broker-dealer may engage in short sales of Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholder may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. A Selling Stockholder may also pledge Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     A broker-dealer or agents may receive compensation in the form of commissions, discounts or concessions from a Selling Stockholder in amounts to be negotiated in connection with the sale. The broker-dealer and any other participating broker-dealer may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the 1933 Act.

     Information as to whether an underwriter selected by a Selling Stockholder, or any other broker-dealer, is acting as principal or agent for the Selling Stockholder, the compensation to be received by an underwriter selected by a Selling Stockholder, or any broker-dealer, for acting as principal or agent for a Selling Stockholder, and the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions will, to the extent required, be set forth in a supplement to this Prospectus. Any broker or dealer participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including any prospectus supplement to any person who purchases any Shares from or through such a broker-dealer.

     The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchaser and any broker-dealer or other person who participates in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

     It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                    EXPERTS

     The financial statements and supplemental schedules of the Company and its consolidated subsidiaries as of September 30, 1997 and 1996 and for each of the years in the three year period ended September 30, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors whose reports are incorporated herein by reference. These financial statements and supplemental schedules are incorporated herein by reference in reliance upon the reports of such independent certified public accountants given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon by Morgan, Lewis & Bockius LLP, New York, New York, counsel to the Company.

======================================================


   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This
Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.



                   TABLE OF CONTENTS

                      PROSPECTUS

                                                  Page

AVAILABLE INFORMATION................................2

DOCUMENTS INCORPORATED
   BY REFERENCE......................................2


THE COMPANY..........................................3

PROCEEDS.............................................3

SELLING STOCKHOLDERS.................................4

PLAN OF DISTRIBUTION.................................6

EXPERTS..............................................7

LEGAL MATTERS........................................7



======================================================



              TRANSMEDIA NETWORK INC.




                 4,920,509 Shares

                   Common Stock





          ------------------------------

                   PROSPECTUS

          ------------------------------


               September 15, 1998




======================================================